December 26, 2017

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.

Draft Registration Statement on Form F-1

CIK No. 0001712807

Dear Ms. Woo:

We are writing to inform the staff of the U.S. Securities and Exchange Commission (the “Staff”) that PagSeguro Digital Ltd. (the “Company”) is publicly filing today the Revised Registration Statement on Form F-1 (the “Revised Registration Statement”) in relation to the Draft Registration Statement on Form F-1 confidentially submitted on November 8, 2017 (the “Registration Statement”), which includes (i) a change to Company’s cash flow statement (reclassifying financial result within changes in notes receivable), (ii) certain ordinary course updates, and (iii) the redacted exhibits for which the Company has requested confidential treatment. We have included with this letter three marked copies and one unmarked copy of the Revised Registration Statement.

With regards to Comment #2 of the Staff’s letter dated December 1, 2017, after discussing with the Staff the Company has decided to revise the presentation adopted for movements in “Note receivables” and “Payables to third parties” and to eliminate Financial result from early payment, net from Expenses (revenues) not affecting cash in PagSeguro Brazil’s statements of cash flows. The Company notes that the revised presentation results in a change in the amounts presented in the “Notes receivable” and “Payables to third parties” line items, but has no effect on total Net cash provided by (used in) operating activities.

Jan Woo

United States Securities and Exchange Commission

We thank you for your attention to this filing. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

Accounting questions may be directed to Eduardo Alcaro, the Company’s chief financial officer, at +55 (11) 3038-8127. The review partner for this filing at the Company’s audit firm, PricewaterhouseCoopers Auditores Independentes, is Marcos Carvalho, who can be reached at +55 (11) 3674-2000.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Robert M. Ellison
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief

Accounting Officer, PagSeguro Digital Ltd.

Maria Judith de Brito – Director, PagSeguro Digital Ltd.

Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo